Exhibit 1
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FOR IMMEDIATE RELEASE                                               28 June 2007


      WPP Group Completes Successful Tender Offer for 24/7 Real Media, Inc.
                92.6% of Outstanding Shares Tendered for Purchase

     Subsequent Offer Period for Remaining Shares to Expire on July 6, 2007
                     ---------------------------------------

New York, NY, and London, England, June 28, 2007-WPP Group plc (NASDAQGS:WPPGY) (LSE:WPP.L) ("WPP") announced today the successful completion of its tender offer for all of the outstanding shares of common stock of 24/7 Real Media, Inc. (NASDAQ:TFSM) ("24/7 Real Media") at a price of $11.75 per share in cash. The offer expired at midnight, New York City time, at the end of Wednesday, June 27, 2007, at which time a total of 47,687,050 shares of 24/7 Real Media, including 4,050,879 shares tendered under guaranteed delivery procedures, had been tendered and not withdrawn, representing approximately 92.6% (including approximately 7.9% tendered under guaranteed delivery procedures) of the outstanding 24/7 Real Media common stock. All shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer.

As of 9:00 a.m., New York City time, on June 28, 2007, TS Transaction Inc. will commence a subsequent offering period for all remaining shares of 24/7 Real Media common stock that have not yet been tendered. This subsequent offering period will expire at 5:00 p.m., New York City time, on Friday, July 6, 2007, unless extended. During this subsequent offering period, 24/7 Real Media stockholders who did not previously tender their shares into the offer may do so and will promptly receive the same $11.75 per share cash consideration paid during the initial offering period. The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares tendered during the subsequent offering period may not be withdrawn.

After expiration of the subsequent offering period, as the same may be extended, WPP, through its indirect wholly owned subsidiary, TS Transaction, Inc., intends to acquire all of the remaining outstanding shares of 24/7 Real Media common stock by means of a merger under Delaware law.

The merger will take place as soon as practicable following the receipt of approval of the merger from the Korea Fair Trade Commission. That approval is currently expected to be received on or about July 13, 2007. WPP urges the stockholders of 24/7 Real Media to tender their shares into the subsequent offering period so that they may receive payment of the $11.75 per share cash offer price on an expedited basis rather than waiting for the merger to close. In the merger, each outstanding share of 24/7 Real Media common stock (other than restricted shares and shares as to which the holder has properly exercised appraisal rights) will be converted into the right to receive $11.75 per share in cash, without interest. Shares of 24/7 Real Media that are restricted shares will be converted into an appropriately adjusted number of restricted ordinary shares or restricted American depositary shares of WPP, which will be subject to the same contractual restrictions as the restricted shares from which they were converted. Following the merger, 24/7 Real Media common stock will no longer be traded on the Nasdaq.

About WPP

WPP is one of the world's leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. The Company employs approximately 100,000 people (including associates) in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the NASDAQ 100 and more than 30 of the companies that comprise the Fortune e-50.

Important Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of 24/7 Real Media's common shares.

This tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by WPP and TS Transaction with the SEC on May 31, 2007, as amended.

These documents contain important information about the tender offer and stockholders of 24/7 Real Media are urged to read them carefully before making any decision regarding tendering their shares.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC's website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer at (888) 605-1958 (toll free). Citibank N.A. is acting as depositary for the tender offer.

Forward-looking Statement



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



This release includes statements that are, or may be deemed to be, "forward-looking" statements. These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms "believes", "plans", "expects", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding WPP's intentions, beliefs or current expectations concerning, among other things, WPP's results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed acquisition of 24/7 Real Media. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this release reflect WPP's view with respect to future events as of the date of this release and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to WPP's operations, results of operations, growth strategy and liquidity. Save as required by relevant law or regulation, WPP undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this release that may occur due to any change in its expectations or to reflect events or circumstances after the date of this release. Information in this release should not be relied upon as a guide to future performance.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
Fran Butera, WPP                                               T +1 212 632 2200
www.wpp.com
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